SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  Schedule 13d
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                              Knova Software, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    499234102
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert Van Grover
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                  212-574-1200

 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2007
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499234102
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Needham Capital Management, L.L.C.

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally omitted)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

 N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14.  TYPE OF REPORTING PERSON*

     IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Needham Capital Partners III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas P. Shanahan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George A. Needham

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John J. Prior, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  499234102
            ---------------------
-----------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement on Schedule 13D Amendment (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock") and Warrant ("Warrant"), of KNOVA Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1021 Torre Avenue, Suite 350, Cupertino, California 95014.

-----------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(c) and (f) This Statement is filed by Needham Capital Management, L.L.C., a Delaware limited liability company ("NCM"), Needham Capital Partners III, L.P, a Delaware limited partnership ("NCPIII"), George A. Needham, a natural person who is a U.S. citizen, Thomas P. Shanahan, a natural person who is a U.S. citizen and is also a member of the board of directors of the Issuer, and John J. Prior, Jr. a natural person who is a U.S. citizen. NCM, NCPIII, George A. Needham, Thomas P. Shanahan, John J. Prior, Jr. are collectively referred to in this Statement as the "Reporting Persons."

     The principal business office and mailing address of the Reporting Persons: c/o Needham & Co, LLC, 445 Park Avenue, New York, New York 10022. The business of NCM is serving as the general partner of NCPIII and another private fund, both of which are private investment partnerships. The present principal occupations of George A. Needham, Thomas P. Shanahan, and John J. Prior, Jr. are to serve as members of NCM (the "Members"). The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons who are corporations, limited partnerships and limited liability companies are set forth on Schedule I to this Statement.

     (d) and (e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


-----------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     On March 13, 2007, Consona Corporation acquired the Issuer pursuant to an agreement and plan of merger (the "Merger Agreement"). In accordance with the Merger Agreement, the Reporting Persons received certain consideration for the surrender of each share of Common Stock. The Warrants were cancelled for no consideration. As of the date above, the Reporting Persons own 0 shares of Common Stock and 0 Warrants.

-----------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     On March 13, 2007, the Issuer was acquired by Consona Corporation pursuant to the terms of the Merger Agreement. In accordance with the Merger Agreement, the Reporting Persons surrendered their shares of Common Stock and received certain consideration in return. The Warrants held by the Reporting Persons were cancelled for no consideration.

-----------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) (1) As of the date above, NCM owns 0 Warrants and 0 shares of Common Stock.

     (2) As of the date above, NCPIII owns 0 Warrants and 0 shares of Common Stock.

     (3) As of the date above, Thomas P. Shanahan owns 0 Warrants and 0 shares of Common Stock.

     (4) As of the date above, George A. Needham owns 0 Warrants and 0 shares of Common Stock.

     (5) As of the date above, John J. Prior, Jr. owns 0 Warrants and 0 shares of Common Stock.

     (b) NCM has the sole power to direct the vote and disposition of 0 shares of Common Stock. NCPIII has the sole power to direct the vote and disposition of 0 shares of Common Stock. NCM, the general partner of NCPIII, and NCPIII have the shared power to direct the vote and disposition of 0 shares of Common Stock. George A. Needham has the sole power to direct the vote and disposition of 0 shares of Common Stock. Thomas P. Shanahan has the sole power to direct the vote and disposition of 0 shares of Common Stock. John J. Prior, Jr. has the sole power to direct the vote and disposition of 0 shares of Common Stock. George A. Needham, Thomas P. Shanahan, and John J. Prior, Jr. have the shared power to direct the vote and disposition of 0 shares of Common Stock.

     (c) During the past sixty days, the Reporting Persons effected the following transactions in Common Shares in a private transaction and pursuant to the Merger Agreement:


         TRANSACTION IN SECURITIES BY NEEDHAM CAPITAL PARTNERS III, L.P.

            Date of            Number of Common Stock      Price of Common Stock
          Transaction             Purchased/(Sold)
            3/13/07                  (1,275,896)                   $5.00

      Date of Transaction        Number of Warrants          Price of Warrants
                                Purchased/(Cancelled)
            3/13/07                   (154,476)                    $0.00




        TRANSACTION IN SECURITIES BY NEEDHAM CAPITAL PARTNERS III A, L.P.

            Date of            Number of Common Stock      Price of Common Stock
          Transaction             Purchased/(Sold)
            3/13/07                   (131,327)                    $5.00

      Date of Transaction        Number of Warrants          Price of Warrants
                                Purchased/(Cancelled)
            3/13/07                   (15,900)                     $0.00


     TRANSACTION IN SECURITIES BY NEEDHAM CAPITAL PARTNERS III Bermuda, L.P.

            Date of            Number of Common Stock      Price of Common Stock
          Transaction             Purchased/(Sold)
            3/13/07                   (251,837)                    $5.00

      Date of Transaction        Number of Warrants          Price of Warrants
                                  Purchased/(Sold)
            3/13/07                   (30,491)                     $0.00


     (d) Not applicable.

     (e) As of the date above, the Reporting Persons have ceased to be beneficial owners of more than 5% of Common Stock.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

-------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

1.   Joint Filing Agreement

-------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2007

                                       -----------------------------
                                       George A. Needham

                                       -----------------------------
                                       Thomas P. Shanahan


                                       -----------------------------
                                       John J. Prior, Jr.


                                       NEEDHAM CAPITAL PARTNERS III, L.P.

                                       By: Needham Capital Management, L.L.C.,
                                       its general partner

                                       By:____________________________
                                          Name:  Glen W. Albanese
                                          Title: General Partner


                                       NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                                       By:_______________________________
                                          Name:  Glen W. Albanese
                                          Title: General Partner

                                   SCHEDULE I


     The general partners of Needham Capital Management, L.L.C.:

Name Of Officer
Or Director           Business Address               Principal Employment/Office
-----------           ----------------               ---------------------------

George A. Needham     Chairman of the Board &
                      445 Park Avenue                Chief Executive Officer
                      New York, New York  10022

John J. Prior, Jr.    c/o Needham & Company, L.L.C.  Chief Executive Officer
                      445 Park Avenue                Needham & Company, L.L.C.
                      New York, New York  10022

Thomas P. Shanahan    c/o Needham Asset Management,  Managing Director,
                      L.L.C.                         Needham Asset Management,
                      445 Park Avenue                L.L.C.
                      New York, New York  10022

Glen W. Albanese      c/o Needham & Company, L.L.C.  Managing Director, Chief
                      445 Park Avenue                Financial Officer,
                      New York, New York  10022      Needham & Company, L.L.C.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $0.01 per share, of Knova Software, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 19th day of March, 2007.


                                       -----------------------------
                                       George A. Needham

                                       -----------------------------
                                       Thomas P. Shanahan


                                       -----------------------------
                                       John J. Prior, Jr.


                                       NEEDHAM CAPITAL PARTNERS III, L.P.

                                       By: Needham Capital Management, L.L.C.,
                                       its general partner

                                       By:____________________________
                                          Name:  Glen W. Albanese
                                          Title: General Partner


                                       NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                                       By:_______________________________
                                          Name:  Glen W. Albanese
                                          Title: General Partner


SK 22312 0009 756866